March 9, 2012

United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Eco-Trade Corp. Form 10-K for fiscal year ended December 31, 2010 Filed April 15, 2011 File No. 1-12000

Dear Sir or Madam:

We are in receipt of your letter dated February 6, 2012 regarding Eco-Trade Corp. regarding the aforementioned filing. In a discussion this week with Tom Kluck of the SEC, it has become apparent that our Response Letter for your initial letter dated November 17, 2011 was never received by your office. It was agreed that the amended 10-K was received. Therefore, when the Company got its second letter regarding this filing, our responses may have been a little confusing in light of the non-receipt of the first letter. Therefore, I am attaching the original Response Letter (Attachment A) which may assist in clarifying some of our answers.

Please find below our respective responses for the recent letter and clarification, as discussed with Mr. Kluck:

Amendment to Form 10-K for fiscal year ended December 31, 2010

General

1.
We have reviewed the amendment no. 2 to your annual report on Form 10-K. Based on our review, we reissue comments 4, 5, and 9 of our letter dated November 17, 2011. Please acknowledge these comments in your response letter and confirm for us whether you will comply with these comments in your future Exchange Act filings.

Response:
From our initial response not received by the SEC for comment 4:
In all future Exchange Act reports, as applicable, will provide the appropriate disclosures for all directors.

From our initial response not received by the SEC for comment 5:
All future filings, as applicable, shall provide the disclosures as of the fiscal year end.

From our initial response not received by the SEC for comment 9:
All future filings, as applicable, will include the executive officer's title on the summary compensation table.

2.
We have reviewed amendment no. 2 to your annual report on Form 10-K and reissue comment 6 of our letter dated November 17, 2011. Please tell us if you have someone who qualifies as an audit committee expert serving on your audit committee and confirm for us whether you will include this disclosure in your future Exchange Act filings. Refer to Item 407(d)(5) of Regulation S-K.

From our initial response not received by the SEC for comment 6:
As of December 31, 2010, there was no director that would be qualified as a financial expert to serve on an audit committee.

Additionally, at this time, the Company still does not have an audit committee nor does it have a person qualified to serve on the audit committee.

In conclusion, the Company acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Lieberman
William Lieberman
Acting President, Chief Executive Officer,
   and Principal Financial Officer

PC: David Price, Esq.

ATTACHMENT A

November 21, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Eco-Trade Corp. Form 10-K for fiscal year ended December 31, 2010 Filed April 15, 2011 File No. 1-12000

Dear Sir or Madam:

We are in receipt of your letter dated November 17, 2011 regarding Eco-Trade Corp. regarding the aforementioned filing. Please find below our respective responses:

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business

1.
We refer to your disclosure on page 3 that you have identified a potential business combination. Please include in future filings the status of any ongoing negotiations.

Response:
All future filings will disclose any and all applicable potential business combinations and their status. If there are no potential opportunities, it will be stated accordingly.

2.
In future filings, please discuss the status of the logistics center currently in development, including costs expended to date and anticipated future costs and sources of financing.

Response:
All future filings will discuss the status of the logistics center and all applicable disclosures.

Item 9A. Controls and Procedures, page 15

3.
Please tell us how your current disclosure complies with the requirements of Item 308(a)(2) and (3) of Regulation S-K. It appears that you have included a conclusion of the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K, and not a conclusion for internal control over financial reporting. Further, it is not clear the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please advise.

Response:
We have inserted a proper disclosure in compliance with Regulation S-K. The disclosure is as follows:

Item 9A. Controls And Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Principal Accounting Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010, the end of the period covered by this report. Based upon such evaluation, the Chief Executive Officer and Principal Accounting Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company does not have adequate staffing, and does not have proper segregation of duties.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

The Company's management, including the Chief Executive Officer and the Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of the control system must reflect that there are resource constraints and that the benefits must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of Securities and Exchange Commission that permit the Company to provide only the management's report in this annual report.

Item 10. Directors, Executive Officers and Corporate Governance, page 16

4.
In your future Exchange Act reports, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that any director should serve on your board of directors. Refer to Item 401(e)(1) of Regulation S-K.

Response:

In all future Exchange Act reports, as applicable, will provide the appropriate disclosures for all directors.

5.	We note that you have provided disclosure based on board composition that appears to have existed prior to June 2010. In your future filings, please provide disclosure as of your fiscal year end.

Response:
All future filings, as applicable, shall provide the disclosures as of the fiscal year end.

6.	Please tell us if you had someone who qualified as an audit committee financial expert as of December 31, 2010.

Response:
As of December 31, 2010, there was no director that would be qualified as a financial expert to serve on an audit committee.

Item 11. Executive Compensation

7.
We refer to the summary compensation table on page 18 and the total compensation for Mr. Attia for 2010. The total compensation of $360,000 does not reflect the salary and other compensation listed in the table. Please advise.

Response:
The total for 2010 has been corrected for the typographical error. In the amended filing for the Form 10-K, it has been revised to reflect the total as $139,755 as shown below:

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Yossi Attia	2010	$106,600	$—	$—	$—	$33,155	*	$139,755
	2009	240,000	120,000	—	—	—		$360,000
Robin Gorelick	2009	77,000	—	—	—	—		$77,000
William Lieberman	2010			10,000	—	—		$10,000

* Car allowance and expenses.

8.	Please revise the table to include Mr. William Lieberman or tell us why you believe it is appropriate to exclude him from the table.

Response:
The table has been revised to include Mr. William Lieberman. Please see the table in Response #7.

9.	In your future filings, please include the executive officer's title on the summary compensation table.

Response:
All future filings, as applicable, will include the executive officer's title on the summary compensation table.

Item 12. Security Ownership of Certain Beneficial Owners and Management..., page 22

10.
Please tell us why you have not included the Series F preferred stock held by Mr. Lieberman on the beneficial ownership table as it appears these shares are convertible into common stock at any time at the option of the holder. Refer to Item 403 of Regulation S-K. Also, in future filings, please provide this information as of a date that is on or near the date of your fiscal year end.

Response:
The table has been corrected to reflect Mr. Lieberman's ownership. Additionally, the table has been corrected to reflect the conversion option of both the Series E and F preferred stock and their applicable conversion effect on total ownership. Please see table below. In all future filings, as applicable, the information reported in Item 12. Security Ownership of Certain Beneficial Owners and Management... , will be as of the end of the fiscal year or a date reasonable close to said date.

Title of Class	Name of Beneficial Owner (1)	Amount of Class Beneficially Owned	Percentage of Class
Common	William Lieberman (2)(3)(4)	50,000	0.6
Common	Sagi Collateral, Ltd. (4)	6,000,000	76.4
Common	Capitol Properties LLC	384,615	4.9
	All executive officers and directors as a group (one person)	-	0.6

**       Resigned at the date of this table.

(1)      Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after April 15, 2011. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on the date of this filing, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The applicable percentage of ownership is based on 7,852,718 shares of our common stock outstanding defined as the common stock outstanding, the Series E preferred stock converted at a 1 for 20 ratio, and the Series F preferred stock converted at a I for 5 ratio.

(2)      An officer of the Company.

(3)      A director of the Company.

(4)      Assumes conversion of Series F preferred stock (William Lieberman) at a 1 for 5 ratio and of Series E preferred stock (Sagi Collateral, Ltd.) at a 1 for 20 ratio.

In conclusion, the Company acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Lieberman
William Lieberman
Acting President, Chief Executive Officer, and Principal Financial Officer

PC: David Price, Esq.